Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Genpact Limited:

We consent to the incorporation by reference in the registration statements (No. 333-153113) on Form S-8, (No. 333-145152) on Form S-8/A and (No. 333-165481) on Form S-3 of Genpact Limited of our report dated March 1, 2011, with respect to the consolidated balance sheets of Genpact Limited and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and comprehensive income (loss), and cash flows, for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Genpact Limited.

KPMG

Gurgaon, India

March 1, 2011